Toys "R" Us-Japan, Ltd.
Solid Square West Tower
580 Horikawa-cho, Saiwai-ku
Kawasaki 212-8566 Japan

03 MAR 10 AM 7:21

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

February 6, 2003

03007516

Securities and Exchange Commission
Office of International Corporate Fina
Room 3034 – Stop 3-6
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Toys "R" Us-Japan, Ltd. (No. 82-5073)
Rule 12g3-2(b) Exemption

Dear Sirs:

1. The following information is being supplied to supplement our previous application for Rule 12g3-2(b) exemption dated April 14, 2000 from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act") for the Common Stock ("Common Stock"), of Toys "R" Us-Japan, Ltd., a corporation incorporated under the laws of Japan (the "Company"). The Common Stock trades in the over-the-counter market in Japan, subject to the regulations and oversight of The Japan Securities Dealers Association (the "JSDA"). The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Act and is complying voluntarily with the requirements of Rule 12g3-2(b) in connection with Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Pursuant to Rule 12g3-2(b)(1)(ii), the following is a list of the information that the Company (i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) has filed or is required to file with any stock exchange and which has been made public by such exchange and (iii) has distributed or is required to distribute to its security holders. The list below also sets forth timing requirements and the source of the publication requirement.

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Annual Securities Report (including Audited Financial Statements) (in Japanese)	Within three months after the end of the Company's fiscal year (January 31)	Article 24 of the Securities and Exchange Law of Japan (the "Securities Law")

dlw 3/17

Securities and Exchange Commission

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Amendment to Annual Securities Report (in Japanese) (if any)	When necessary	Article 24-2(1) of the Securities Law
Semi-Annual Securities Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of the first half of the Company's fiscal year (July 31)	Article 24-5(1) of the Securities Law
Securities Registration Statement or (if any,) Shelf Registration Statement (in Japanese)	At the time of the offering or sale of securities	Articles 4 and 23-3of the Securities Law
Registration of Take Over Bid (in Japanese)	Before each Take Over Bid	Article 27-3 of the Securities Law
Report as to Acquisition of its Own Shares by the Company (in Japanese)	Every month if the resolution of shareholders concerning acquisition of its own shares was resolved at the General Meeting of Shareholders	Article 24-6 of the Securities Law
Brief Statement of Annual Financial Results and Forecast (in Japanese)	Without delay when available	JSDA regulations
Brief Statement of Interim Financial Results and Forecast (in Japanese)	Without delay when available	JSDA regulations
Notice in Relation to Material Issues as to the Company's Business etc., Which can Significantly Impact an Investors Decision with respect to the Company (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues	JSDA regulations
Annual Business Report to Shareholders (in Japanese)	None	None
Semi-Annual Business Report to Shareholders (in Japanese)	None	None

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of General Meeting of Shareholders, including Financial Statement and Operating Information (in Japanese)	Two weeks prior to the General Meeting of Shareholders	Article 232 (1) of the Commercial Code of Japan (the "Commercial Code")
Notice of Resolutions of General Meeting of Shareholders, including Financial Statements and Operating Information (in Japanese)	Without delay after the General Meeting of Shareholders	None
Statutory Public Notices in Japan	When necessary	The Commercial Code
Corporate Documents available for public inspection	Generally without delay	The Commercial Code
Annual Report (in English)	None	None
Announcements (material to an investment decision) (in Japanese)	None	None

2. Enclosed are all documents listed above which were published by the Company since February 1, 2001, the beginning of its last full fiscal year, and which are required to be submitted pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto. Brief descriptions of any such documents for which no English language translation version or summary has been prepared are set forth where applicable in Annex A.

3. As required by Rule 12g3-2(b)(1)(iii) under the Act, the Company will continue to furnish the Securities and Exchange Commission (the "Commission") on an ongoing basis the documents listed above which are required to be submitted promptly after such documents are made public, filed or distributed as described above. If the documents that the Company makes or is required to make public pursuant to the laws of Japan, file with any Stock Exchange or distribute to the holders of its securities shall change form those listed above, the Company will furnish the Commission with a revised list reflecting such changes promptly following the end of the fiscal year in which such changes have occurred.

4. The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

5. In connection with the application for exemption, we have included the following supplemental information.

In April 2000, the Company and certain selling shareholders completed an initial public offering in Japan of 2,238,000 shares of Common Stock in Japan. Simultaneously with the offering in Japan, the Company and certain selling shareholders also sold 1,831,500 newly-issued and existing shares to certain international purchasers by means of a private placement (the "Private Offering") exempt from the registration requirements of the Act. A portion of such shares were then resold by the U.S. selling agents of certain of such international purchasers pursuant to Rule 144A of the Act.

As of July 31, 2002 (the most recent date as of which such information is available), the total number of shareholders of the Company's common stock was 3,651 registered shareholders. As of July 31, 2002 (the most recent date as of which such information is available) there were 16 registered shareholders in the United States holding in aggregate 17,990,472 shares of Common Stock, representing 52.23% of all the Company's outstanding shares of Common Stock.

Included among the registered holders in the United States is TRU, Inc., the Company's parent and wholly-owned subsidiary of Toys "R" Us, Inc., which owns 16,452,000 shares of Common Stock, or 47.76%, of the Company. To the best of the Company's knowledge, all other shareholders acquired such shares through purchases in accordance with the Company's initial public offering in April 2000, through the over-the-counter market in Japan or other open market purchases.

In addition, it is possible that residents of the United States, other than those referred to above, may have acquired shares of Common Stock since July 31, 2002 through secondary market transactions. It is not possible for the Company to obtain further information regarding these transactions or their participants without unreasonable effort or expense.

Since April 2000, there has been no public distribution of Common Stock or other equity securities by the Company or any of its affiliates. The Company filed a Japanese registration statement on June 22, 2001 followed by a supplemental registration statement on July 2, 2001 in order to grant warrants to certain directors and employees pursuant to a director-employee incentive compensation program. The number of shares issuable upon the exercise of all the warrants is 59,100, and 102 people (3 directors and 99 employees) were granted such warrants. The total aggregate exercise price of all the warrants distributed is ¥784,079,700. The granting of warrants to 50 people or more and for which the aggregate issue price is greater than ¥100 million, is considered a public distribution under the Securities Exchange Law of Japan and requires registration. None of the Company's warrants to purchase additional shares of Common Stock are owned by U.S. residents.

Securities and Exchange Commission

In the event of any questions or requests for additional information please do not hesitate to contact Nobuhira Hayashi, Solid Square West Tower 580 Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa 212-8566, Japan, (Tel:81-044(549)9080).

Very truly yours,

By [signature]

Name: Nobuhira Hayashi
Title: Manager
General Affairs
Human Resources & General Affairs

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE FEBRUARY 1st, 2001
(ALL JAPANESE LANGUAGE (Excluding Document No. 27))

1. **Press Notice dated March 26, 2001, announcing the Results of Settlement of Accounts for January 2001 Term. (English translation attached as Exhibit 1)**

2. **Prospectus dated July 2, 2001 for the issuance and sale of shares of Common Stock in Japan**

   DESCRIPTION: Prospectus dated [July 2, 2001] for the issuance and sale of shares of Common Stock prepared in accordance with the Securities Law.

3. **Report re: Issuance of New Shares Pursuant to Exercise of Warrants dated August 6, 2001**

   DESCRIPTION: Report dated August 6, 2001 submitted to the JSDAQ describing the number of the warrants exercised the amount of the increase in the Company's capital and the total number of outstanding shares of the Company.

4. **Report concerning Issuance of New Shares Pursuant to Exercise of Warrants dated August 6, 2001**

   DESCRIPTION: Report dated August 6, 2001 submitted to the JSDAQ describing the number of the warrants exercised the amount of the increase in the Company's capital and the total number of outstanding shares of the Company.

   Press Release Concerning Share Split (Free Issue) dated August 30, 2001

   DESCRIPTION: The announcement concerning the share split.

5. **Press Release Concerning Share Split (Free Issue) dated August 30, 2001 (English translation attached as Exhibit 2)**

6. **Schedules for Share Split (Free Issue) dated August 30, 2001**

   DESCRIPTION: The schedules dated August 30, 2001 for share split submitted to JSDA.

7. **Notice Concerning Share Split (Free Issue) dated August 30, 2001 (English translation attached as Exhibit 3)**

8. **Notice of Board of Directors Meeting Resolutions Concerning Share Split (Free Issue) dated August 31, 2001 (English translation attached as Exhibit 4)**

9. **Press Release dated September 13, 2001 announcing Personnel Changes**

   DESCRIPTION: Press release relating to personnel changes in the Company.

10. **Press Notice announcing Toys"R"Us-Japan, Ltd January 2002 Term Semi-Annual Account Settlement Report dated September 13, 2001 (English translation attached as Exhibit 5)**

11. **14th Annual Business Report for the period February 1, 2001 to January 31, 2002 dated October 10, 2001. (English summary translation attached as Exhibit 6)**

12. **Notice dated October 31, 2001 re: Amendments on Regulations concerning Shares**

    DESCRIPTION: Notice dated October 31, 2001 submitted to JSDA indicating the amendments on the Company's Regulations concerning Shares for the changes in accordance with the amended Commercial Code.

13. **Notice Concerning Establishment of Shareholder Special Benefits Plan dated November 20, 2001 (English translation attached as Exhibit 7)**

14. **Notice dated November 20, 2001 announcing Establishment of Shareholder Special Benefits Plan**

    DESCRIPTION: Notice dated November 20, 2001 relating to the establishment of the Company's shareholders special benefit plan, the copies were displayed in each store.

15. **Summary Announcement of Annual Accounts for Financial Period ended January 31, 2002 dated March 25, 2002.**

    DESCRIPTION: Summary Announcement of Annual Accounts for financial period ended January 31, 2002 dated March 25, 2002 announced pursuant to the rules of the Japanese Securities Dealers Association which describes the Company's management results, dividend payments, financial conditions for the financial period ended January 31, 2002, the prospects of the sales, ordinary profit and net profit for the financial period commencing on February 1, 2001.

16. **Notice of Resolution of Board of Directors' Meeting dated March 25, 2001 concerning Amendments of the Articles of Incorporation**

    DESCRIPTION: Notice of resolution of Board of Directors Meeting concerning the amendments on the Articles of Incorporation of the Company for the changes in accordance with the amended Commercial Code.

17. **Press Release dated March 25, 2002 announcing Account Settlement Status for January 2002 Term (Growth in Revenue and Profits Achieved, and Positive**

Growth in Net Sales for Existing Stores) (English summary translation attached as Exhibit 8)

18. **Notice Concerning Stock Buyback dated March 25, 2002 (English summary translation attached as Exhibit 9)**

19. **Press Release Concerning Stock Options dated March 25, 2002**

    DESCRIPTION: Press notice dated March 25, 2002 announcing the establishment and the details of Stock Option Plans for the employees and officers of the Company.

20. **Notice Concerning Stock Options dated April 8, 2002 (additional matters) (English summary translation attached as Exhibit 10)**

21. **Notice of General Meeting of Shareholders dated April 10, 2002 (together with Annual Business Report) (English translation attached as Exhibit 11)**

22. **Notice of Resolutions at the 14th Term Ordinary General Meeting of Shareholders dated April 25, 2002 (English translation attached as Exhibit 12)**

23. **15th Semi-Annual Business Report for the period February 1, 2002 to July 31, 2002 dated April 25, 2002 (English summary translation attached as Exhibit 13)**

24. **Annual Securities Report for fiscal year ended January 31, 2002 dated April 25, 2002**

    DESCRIPTION: Annual Securities Report for the fiscal year ended January 31, 2001 dated April 25, 2002 submitted to the Director General of Kanto Local Finance Bureau describing the Company's capital, management, business, and financial statements for the fiscal year ended January 31, 2002 and other matters concerning the Company.

25. **Notice of Resolutions in the Shareholders' Meeting dated April 25, 2002**

    DESCRIPTION: Notice of the resolutions adopted in the General Meeting of Shareholders, such as the approval of the financial statements and the payment of dividends.

26. Annual Report dated May 2, 2002

27. Report as to Acquisition of Own Shares dated March 25, 2002

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

28. Report as to Acquisition of Own Shares dated June 13, 2002

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

29. Notice Concerning Stock Buyback Market Purchase dated June 13, 2002 (English translation attached as Exhibit 14)

30. Notice Concerning Allocation of Stock Options dated June 19, 2002 (English translation attached as Exhibit 15)

31. Extraordinary Report dated June 19, 2002

DESCRIPTION: Extraordinary report dated June 19, 2002 in connection with the board resolution for the grant of stock option, which was submitted to the Kanto Local Finance Bureau.

32. Notice of Determination of Amount Paid, etc., for Stock Options dated July 1, 2002 (English translation attached as Exhibit 16)

33. Amendment Report dated July 1, 2002

DESCRIPTION: Amendment Report dated July 1, 2002 in connection with Extraordinary Report dated June 19, 2002 submitted to the Kanto Local Finance Bureau.

34. **Report as to Acquisition of Own Shares dated July 11, 2002**

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

35. **Report as to Acquisition of Own Shares dated August 6, 2002**

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

36. **Report as to Acquisition of Own Shares dated September 11, 2002**

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

37. **Toys"R"Us-Japan Ltd., Semi-Annual Settlement of Accounts Business Report for January 2003 Term dated September 12, 2002 (English summary translation attached as Exhibit 17)**

38. **Summary Announcement of Interim Accounts for the six months ended July 31, 2002 dated September 12, 2002.**

DESCRIPTION: Summary Announcement of Interim Accounts for the six months ended July 31, 2002 dated September 12, 2002 announced pursuant to the rules of the Japanese Securities Dealers Association which describes the Company's management results, dividend payments, financial conditions for the six months ended July 31, 2002, the prospects of the sales, ordinary profit and net profit for the six months commencing on August 1, 2002.

39. **Report as to Acquisition of Own Shares dated October 11, 2002**

DESCRIPTION: The monthly report submitted to Kanto Local Financial Bureau relating to the acquisition of its own shares by the Company which was prepared in accordance with Article 24-6 of the Securities Law.

40. **Notice Concerning Stock Buyback Market Purchase dated October 11, 2002 (English translation attached as Exhibit 18)**

ANNEX B

(1)

03 MAR 10 AM 7:21

(Translation)

Toys"R"Us-Japan, Ltd., Announces Results of Settlement of Accounts for January 2001 Term

Double-digit Growth in Revenue and Profits Achieved

March 26, 2001

Toys"R"Us-Japan, Ltd. [head office: Kawasaki-shi, Kanagawa, Representative Director and President: Manabu Tazaki]. consolidated its results for the 2001 January Term (February 1, 2000 to January 31, 2001) settlement of accounts today.

[The Business Report is stated as below, and an accounting briefing note is attached separately]

Additionally, we have decided to propose the change in units of stocks for Company shares and introduce a stock option system at the upcoming Ordinary General Meeting of Shareholders.

Business Results and Business Overview for 2001 January Term

In the midst of the ongoing severe economic situation, the Company succeeded in achieving double-digit growth in revenue and profits, with sales of ¥154.685 billion yen (up 15.0% compared to the same term last year), ordinary income of ¥7.237 billion yen (up 46. 2% compared to the same), net profit of ¥3.809 billion yen (up 56.2% compared to the same) by thorough implementation of store management policy of sales specialized into categories for etc., for babies and children.

We succeeded in opening twenty new stores in the store expansion, which was the engine for our spurt in business results, our best record ever, and last autumn achieved our target from our initial establishment of "100 stores in operation by the year 2000," (in particular, we opened four new stores in the metropolitan area (Ikebukuro Sunshine City, Odaiba, Toshimaen, Itabashishimura), thus succeeding in expanding our opportunities for urban area sales, where there is great eagerness to buy. We also reconsidered our present warehouse style sales format and introduced "Concept Japan," a new store format that pursues customer convenience, to seventeen

new stores; and, as for existing stores, we renovated the Nishikasugai Store, thus increasing draw by aggressive introduction of said.

As for the merchandising aspect, in order to have a product make-up with which neither sales nor profits were affected by availability or non-availability of timely popular products, we attempted reinforcement of in-shop development and deployment of private brand and original goods, as well as through the introduction of "Concept Japan." As for in-shop development, beginning with Babies"R"Us, we specialized in the infant and toddler goods categories, and aggressively propagated our "R-Zone" which handles video game and audio products, "Girl Stuff," which handles cosmetics, goods and accessories for primary and junior high school girls, "Imagenarium," which handles educational toys for babyhood educational needs and "Animal Alley," which handles realistic and high quality stuffed animals.

We deployed Ultra-plus, First Lane, You & Me as private brand products, and Nintendo 64, Tomica, Licca-Chan, etc., as original products. The sales of these are steadily growing and do not take a back seat to other national brand products.

Strategies for the January 2002 Term and Business Results Prediction

We are projecting opening of ten new stores in the January 2002 Term. Concerning store creation based on the new "Concept Japan" store format, we are going to continue to propagate in-shop development aggressively as well.

We started full-scale operation of the Kobe Distribution Center from March 5 as our distribution anchor in the West Japan Area. We are going to realize efficient and highly productive computerized distribution control with it by means of the latest IT facilities.

As a method of reinforcing the Toys"R"Us brands worldwide, we adopted a new logo from April 1. The "Star" that was newly added to the logo suggests that we answer the hopes of customers for "exciting and enjoyable dreams," and symbolizes our corporate stance of promising to provide an attractive shopping and entertainment experience to children and their families.

By these aggressive approaches, we predict sales of ¥175 billion, ordinary income of ¥8.9 billion, and net income of ¥4.5 billion for the entire January 2002 Term.

Reconsideration of Company stock unit number and the introduction of a stock option system

We decided to propose at the upcoming Ordinary General Meeting the change of one unit of Company stock from 500 shares to 100 shares on the OTC listing, and the introduction of a stock option system targeting executives and employees of the Company.

Reconsideration of the number of stock in a unit aims at activating the distribution of Company shares and the expansion of the scope of investors, while the introduction of a stock option system aims at the building of greater eagerness and morale for the improvement of the business results of the Company. We are going to pursue further the optimization of shareholder profits through the exercise of said.

03 MAR 10 AM 7:21

(Translation)

Notice Concerning Share Split (Free Issue)

August 30, 2001

At the Board of Directors Meeting of the Company held on August 30, 2001, we resolved to perform a share split (free issue) for the purpose of the improvement of liquidity of shares and returning profits to shareholders as follows, and we hereby give you notice of said.

1. As of November 20, 2001 (Tuesday), one share of par value common stock shall be split into three shares as follows:

(1) Number of shares increased due to the split

par value common stock 22,958,000 shares

(2) Method of split

On September 30, 2001 (Sunday) [however, that day and the day previous are holidays for transfer agents, execution shall be done virtually on September 28, 2001 (Friday)], the number of shares owned by the shareholders listed in the final shareholders' register and virtual shareholders' register shall be split in a ratio of three shares per one share.

2. Initial date in reckoning for dividends

August 1, 2001

3. Other matters necessary for this split of shares shall be determined at future Board of Directors Meetings.

[reference]

1. The total number of issued shares after the share split shall be as follows:

(1) Present total number of issued and outstanding shares 11,479,000 shares

(2) Number of increase in shares on this occasion 22,958,000 shares

(3) Total number of issued and outstanding shares after increase

34,437,000 shares

2. Upon share split, as we will make allowance for the amount incorporated into capital exceeding the total par value, there will be no increase of capital.

Capital as of August 30, 2001 ¥6,033,950,000

3. Additionally, as for year-end dividends, maintenance of the customary 10 yen per

share is planned.

③

03 MAR 10 AM 7:21

3

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

August 30, 2001

Re: Notice Concerning Share Split (Free Issue)

To Whom it May Concern:

At the Board of Directors Meeting of the Company held on August 30, 2001, we resolved to perform a share split (free issue) for the purpose of the improvement of liquidity of shares and returning profits to shareholders as follows, and we hereby give you notice of said.

1. As of November 20, 2001 (Tuesday), one share of par value common stock shall be split into three shares as follows:

(1) Number of shares increased due to the split

par value common stock 22,958,000 shares

(2) Method of split

On September 30, 2001 (Sunday) [however, that day and the day previous are holidays for transfer agents, execution shall be done virtually on September 28, 2001 (Friday)], the number of shares owned by the shareholders listed in the final shareholders' register and virtual shareholders' register shall be split in a ratio of three shares per one share.

2. Initial date in reckoning for dividends

August 1, 2001

3. Other matters necessary for this split of shares shall be determined at future Board of Directors Meetings.

[reference]

1. The total number of issued shares after the share split shall be as follows:

(1) Present total number of issued and outstanding shares

11,479,000 shares

(2) Number of increase in shares on this occasion

22,958,000 shares

(3) Total number of issued and outstanding shares after increase

34,437,000 shares

2. Upon share split, as we will make allowance for the amount incorporated into capital exceeding the total par value, there will be no increase of capital.

Capital as of August 30, 2001 ¥6,033,950,000

3. Additionally, as for year-end dividends, maintenance of the customary 10 yen per share is planned.

(4)

03 MAR 19 AM 7:21

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
Solid Square West Tower
580, Horikawa-cho, Saiwai-ku, Kawasaki-shi,
Kanagawa

August 31, 2001

Re: Notice of Board of Directors Meeting Resolutions Concerning Share Split (Free Issue)

To Shareholders:

Greetings:

We are pleased at your continuous success.

At the Board of Directors Meeting of the Company held on August 30, 2001, we resolved to perform a share split (free issue) for the purpose of the improvement of liquidity of shares and returning profits to shareholders as follows, and we hereby give you notice of said.

1. As of November 20, 2001 (Tuesday), one share of par value common stock shall be split into three shares as follows:

(1) Number of shares increased due to the split

par value common stock 22,958,000 shares

(2) Method of split

On September 30, 2001 (Sunday) [however, that day and the day previous are holidays for transfer agents, execution shall be done virtually on September 28, 2001

(Friday)], the number of shares owned by the shareholders listed in the final shareholders' register and virtual shareholders' register shall be split in a ratio of three shares per one share.

2. Initial date in reckoning for dividends

August 1, 2001

3. Other matters necessary for this split of shares shall be determined at future Board of Directors Meetings.

Notice about Record Date

Shareholders who are to receive the above stated share split (free issue) shall be the shareholders listed in the final shareholders' register and virtual shareholders' register on September 30, 2001 (Sunday) [however, that day and the day previous are holidays for transfer agents, execution shall be done virtually on September 28, 2001 (Friday)].

(5)

03 MAR 19 AM 7:21

(Translation)

Toys"R"Us-Japan, Ltd January 2002 Term Semi-Annual Account Settlement Report

Promotion of Steady Store Expansion

September 13, 2001

We hereby are reporting concerning the interim term settlement of accounts for the January 2003 Term (February 1, 2002 to January 31, 2003) of Toys"R"Us-Japan, Ltd. [head office: Kawasaki-shi, Kanagawa, Representative Director and President: Manabu Tazaki].
[An accounting briefing note is attached separately]

General Overview

Concerning business results for the interim term (February 1, 2001 to July 31, 2001), due to aggressive store expansion we achieved a double-digit revenue increase for sales ¥68.115 billion (up 11.3% compared to the previous interim term); however, deferred processing of operating expenses, which had been performed until the previous interim term, was not performed due to revisions of the standards for the creation of semiannual financial statements, etc., and this resulted in us having ordinary income of ¥920 million (down 70.2%), and interim term net profit of ¥331 million (down 79.6%).

Additionally, for the initial plan, due to the increased proportion made up by products with low gross margins such as video game machines, etc., and because of the rebound in child seats and kickboards with high gross margins from the previous interim term, the total sales profit rate decreased by 1.1% compared to the previous term, and although we made efforts towards cost reductions, our results were below the initial plan by 380 million yen in terms of ordinary income. As for interim term net profits, such were back to the point of 69 million yen below the initial plan due to the posting of special profits concurrent with liquidation, etc., of security deposit credits from store move-in.

In addition to the opening of new stores, sales expansion at Christmas and New Years season in the latter half of the current term (August 1, 2001 to January 31, 2002), through activities such as aggressive performance of various types of promotion actions, and aggressive deployment of private brand (PB) products, we predict being able to secure the initial plan in the second half of the current term

Due to said, as for the final results for the current period, taking consideration of the decline in profits for the current interim term, ordinary income will be decreased by 400 million yen from the initial plan; however, net income will be the same as in the initial plan, and we predict sales of ¥175 billion (13.1% up compared to the previous term), ordinary income of ¥8,500 million (17.4% up), and net income of ¥4,500 million (18.1% up)

Business report of the interim term

The economic environment in Japan is still in a severe status that does not permit optimism due to such things as stagnation of the stock market and individual consumption.

The Company created a full-fledged store management policy with the sales of the products specialized in the category of toys and general goods for children, and has earned trust from customers steadily while succeeding in achieving its official promise from when first established, "100 stores in operation by the year 2000." This term was the 10th anniversary of the opening of the Toys"R"Us No. 1 store, and we have come to be recognized widely in society as representing a retail business brand.

The Company continued to open stores steadily during the interim term, which was during the year when the Large Scale Retail Stores Location Law went into effect, and the number of Toys"R"Us stores at the end of the interim term reached 114--with the addition of the three newly-opened stores.

There are now only four remaining prefectures in which we haven't opened stores (excluding Shimonoseki-shi, Yamaguchi Pref., which is slated for an opening on September 28), and we are now mowing toward have a new goal of "200 stores in operation by the year 2010."

In March of this year, we started full-scale operation of Kobe Distribution Center, which will be the distribution anchor for the West Japan Area, and together with the Ichikawa Distribution Center covering East Japan Area, forms a foundation for efficient logistics for the store multiplication approach.

In the aspect of merchandising, "Concept Japan" has been introduced continuously, and not only in new stores as a matter of course, but by also putting the

remodeling of our existing stores into the picture, we are striving to create a retail site environment that is consciously customer-friendly. At the same time, through in-shop development, and the aggressive deployment of private brand products and original products, we heightened the differentiation between us and the competition.

In order to further build the Toys"R"Us brands, we redesigned our old logo from April 1, 2001. The "Star" newly added to the logo suggests that we answer the hopes of customers for "exciting and enjoyable dreams," and symbolizes our corporate stance of promising to provide an attractive shopping and entertainment experience to children and their families.

Strategies for the second half of the Term

We are projecting the opening of seven new stores in the second half of this term with the total for the term of ten.

As for the merchandising aspect, we are attempting to differentiate ourselves from competitors and to improve our profit ratios. We have also installed two specialized areas in all stores, "Animal Alley," which collects realistic and high quality stuffed animals, and "Girl Stuff," which handles cosmetics and accessories for primary and junior high school girls, and aggressively deployed our private brand products such as paper diapers and skin care products for infants.

We have been running the "Full of KID'S Heart" TV commercial as a brand advertisement since this past summer in order to enhance the image of Toys"R"Us. This strongly reflects our corporate stance of promising to provide an attractive shopping and entertainment experience to children and their families in answer to the hopes of customers for an "exciting and enjoyable dream."

From this autumn, with our gratitude to customers, we will continue our aggressive popularization of various kinds of promotions, resulting in the strengthening of the Toys"R"Us brand through such things as sales promotion activities in cooperation with toy manufacturers commemorating our 10th anniversary, "10th Happy Birthday" and "Toys"R"Us Toy Festa 2001 in Toshimaen," (3 days from October 6, 2001 to October 8, 2001), held jointly with Toshimaen, etc.

As for the "Toys"R"Us Card," the shopping card alliance with credit card companies, in addition to the "Toys"R"Us Card (Aeon)", which has more than 1.4 million members, we are going to start the "Toys"R"Us Card (Saison)," in alliance with Credit Saison Co., Ltd., in October. We are going to pursue further the improvement of customer convenience, as well as attempting to communicate with customers.

Execution of a share split

For the purpose of the improvement of share liquidity and returning profits to shareholders, we decided at the Board of Directors Meeting of the Company held on August 30, 2001 to perform a share split of the Company, splitting one share of par value common stock to three shares (free issue) as of November 20, 2001. We will pursue further optimization of shareholder profits by execution of the share split, following the attempt to stimulate individual shareholder demand that was executed this spring by changing one unit of Company stock from 500 shares to 100 shares.

(6)

03 MAR 10 AM 7:21

6

(Translation)

Shareholders Correspondence Vol. 2

14th Annual Business Report
for the period
February 1, 2001 to January 31, 2002
Toys"R"Us-Japan, Ltd.

Secret of the Strength of Toys"R"Us-Japan, Ltd.

Basic Management Policy

Our basic policy is to pursue the fun and benefit of customers, thus contributing to society and shareholders through expansion of Toys"R"Us Stores nationwide.

Operational Policies

We created three full-fledged operational policies:

1. "everyday low prices" provision of products at fair prices 365 days a year
2. "rich variety of merchandise" in excess of 18,000 items
3. "good in-stock position" meeting the expectations of customers

Products

Toys"R"Us is proud of a product lineup with a rich variety. We select more than 18,000 items--beginning with toys, game machines, software, nursery items, sporting goods, and on to children's clothes--from inside and outside Japan, and have various of products which adults can also enjoy.

Project

In addition to the "Toys"R"Us Card (Aeon)," we started to issue "Toys"R"Us Card (Saison)" from last autumn. The Number of members has gone over 1.5 million, and as customers get various special bonuses we have built a good reputation from them. We also strive otherwise to increase draw through such things as holding various storefront events.

Number of Toys"R"Us Card Members

[Diagram]

Stores

We achieved our initial goal at our establishment of "100 stores in operation by the year 2000" with a steady store opening pace of more than ten new stores on average per year. We have already started on a new challenge toward the next goal, "200 stores in operation by the year 2010."

Number of stores

[Diagram]

Distribution System

Products handled at Toys"R"Us are first delivered in bulk to the two distribution centers in the east and west, and then distributed to each store. Focusing on the importance of having this distribution function inside our own company, which is usually borne by the wholesaler, the development of Toys"R"Us started from installation of the distribution centers. As a result, we realized cost reductions through such things as cutting middleman margins, direct transactions with manufacturers, and reduction of inventories, and these are the major pillars sustaining "Toys"R"Us pricing."

Kobe Distribution Center

[Photo]

Future Direction

Sales

[Diagram]

For the further satisfaction of customers in the future as well, we are focusing on opening new stores, and as well as this, in existing stores, we have been promoting a renovation to "Concept Japan," a new store format that pursues customer convenience, and in-shop development. Additionally, we will aggressively deploy private brand products, Toys"R"Us-only products, etc., and improve the value-added particular to Toys"R"Us, thus attempting the penetration and reinforcement of our brand, pouring our energy into improvement of business results with acquisition of more fans.

[Message from the President]

To Shareholders:

Considering our line of business as a retailer, we believe that having many customers as company shareholders supporting our businesses and stores, etc. is the ideal. Accordingly, we decreased the number of shares in a unit in June, and performed a share split in November, after introducing a shareholder preferential treatment system last year. Thanks to your support, many of you have given us feedback and the number of shareholders has vastly increased, something we are very pleased about. We shall strive for continuous improvement of steady results, so that the customers will hold onto our shares for a long time as an attractive company for investment.

We Again Achieved Growth in Revenue and Profits

We achieved growth in revenue and profits for three years in a row, thanks to your aid. In the middle of stagnation in the economic situation and consumption, the sales of existing stores turned positive for the first time in four years. This is all due to the acceptance of Toys"R"Us by customers on their visits to our stores, and we are deeply grateful for this. We are striving to develop friendly stores with "Concept Japan," and with the aggressive injection of original goods with such as "Animal Alley" and "Girl Stuff" to all stores, we have accelerated differentiation between us and other companies. On top of this, we have been holding various events such as baby food consultation meetings, lectures on child seats and the Toy Festa.

Additionally, we have arrived at a situation in which we can secure more of the products that many customers request, including video game machines such as PlayStation II, Gamecube, Gameboy Advance, and popular products epitomized by Bey Blade, for which there were long waiting lines on the day of sales. As a result, the share of our company in our business sector is steadily growing, and we consider that the foundation has been prepared for stable future growth.

Future Development

We have designated "200 stores in operation by the year 2010" as our next goal and are planning to continue opening ten stores on average every year. We are projecting the opening of twelve stores during the next term, and will continue to

introduce the "Concept Japan" store format and aggressively develop in-shops with specialized targets. At the same time, aiming at being the No. 1 baby general specialty store in Japan both in name and in practice, we are planning to open during the next term one or two standalone Babies"R"Us Stores handling general baby goods targeting 0-year-old (maternity) to 3-year-old children. As a new business type successor to the Toys"R"Us Store, we will attempt the expansion of many Standalone Babies"R"Us Stores from here on out as an engine of growth for the Company. Moreover, we will raise the proportion of direct transactions with transaction partners, along with the proportion of original goods, thus attempting to improve our profit ratio.

Through the diffusion of these business strategies, we predict growth in revenue and profits for the fourth consecutive year in the next term (2003 January Term), with sales of ¥187 billion (up 6.7% compared to previous term), ordinary income ¥8.6 billion (up 7.2%), and net income ¥4.5 billion (up 8.8%). Additionally, the dividend for the next term is planned to be 20 yen per share.

*1 Concept Japan

We renovated our stores with a format in which products are broadly separated into twelve categories and collected into separately colored corners, thus improving customer convenience--from the former style, which amounted to heaping up and displaying products from the floor to quite a high level. On top of this, by adopting a race track, which integrates the former multiple main customer introduction lines (passways) into one, customers can see all the product categories by moving inside a store along the introduction line.

*2 In-shop

These are corners in which specific category products are collected and call attention to their specialness. We have devised fixtures, display and exhibition methods, and provide various products.

*3 Original Products

This is the general term for private brand products (refer to page 14) and Toys"R"Us-only products.

Business Report

Points of Focus for the Current Term:

We opened nine new stores, bringing the total number of stores to 120. Our sales results up to now were have been recognized and we have readied a system by which we can secure bestselling products at such peak seasons as Christmas and New Years, thus building greater strength of our company. In addition, by continuously introducing our new "Concept Japan" store format, which provides an easy-to-see, easy-to-select, and easy-to-understand retail environment for customers, we improved customer convenience, as well as expanding our lineup of original products (private brand products and Toys"R"Us-only products), along with completing introduction of "Girl Stuff" and "Animal Alley" to all stores. We issued a new credit card, "Toys"R"Us Card (Saison)," in alliance with Credit Saison Co., Ltd. from the current term, in order to explore the new customer segment and attempt the improvement of customer convenience and services.

Business Results for the Current Term

Net sales increased by 13.3% over the previous term to ¥175.255 billion yen in the current term. Ordinary income increased by 10. 8% to ¥8.02 billion yen over the previous term, and net income also increased by 8.6% to ¥4.136 billion yen, and thus we achieved growth in revenue and profits for three consecutive years, and on top of this, sales for existing stores increased to 101.7% of the previous term's sales. Additionally, by aggressively promoting various measures for differentiation from other companies, the occupancy rate for original products reached 11%, surpassing the target by half a point. In the current term, video game machines especially became a factor in the increase of sales, and we were able to establish a foundation for steady and stable growth in the mid-to-long perspective for the expansion of market share.

Further Strategies

We are situating the "expansion of store opening areas" and "from single business format" to "multiple business format," as tasks for future mid-to–long term strategies, and are planning to open twelve new stores in FY 2002. In addition, we are opening Standalone Babies"R"Us Stores that handle general baby goods, and attempting a multiple store expansion of said as an engine of the Company growth, and aiming at being the No. 1 baby general specialty store in Japan both in name and

practice. Moreover, by active introduction of products targeting an original product make-up ratio of 15% and elevating the ratio of direct transactions, we are striving to improve our profit ratio and provide products with purchase prices that are wallet friendly.

Financial Statements(Summary)

Balance Sheet			
(Unit: Million yen)			
Subject	End of the Previous Period (01/1)	End of the Period (02/1)	Amount of Change
ASSETS			
Total Current of Assets:	28,062	30,348	2,286
Fixed Assets:	67,629	67,379	(250)
Tangible Fixed Assets:	26,384	28,819	2,435
Intangible Fixed Assets:	570	776	206
Investments and Other Assets:	40,675	37,783	(2,892)
TOTAL ASSETS:	95,692	97,727	2035*
LIABILITIES			
Current Liabilities:	52,474	50,936	1,538*
Fixed Liabilities:	20,380	19,947	432*
TOTAL LIABILITIES:	72,855	70,884	(1,970)
SHAREHOLDERS' EQUITY			
Common Stock:	6,033	6,033	0
Legal Capital Reserve:	9,503	9,516	12
Other Retained Earnings:	7,299	11,293	3,993
Other Revaluation of Securities	-	0	0
Treasury Stock	-	(1)	(1)
TOTAL SHAREHOLDER'S EQUITY	22,837	26,843	4,006
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY:	95,692	97,727	2,035*

* Liabilities with Interest

Assets increased due to the expansion of the scale of the business. At the same time, in order to improve financial health, as a result of the performance of the reduction of liabilities with interest by such as liquidation of credits, total assets increased by 2.035 b illion yen over the end of the previous term.

Income Statement								
(Unit: Million yen)								
Subject				Previous Period (00/2-01/1)		The Period (01/2-02/1)		Amount of Change
Sales:				154,685		175,255		20,570
Operating revenues				8,406		8,550		144
Ordinary profit				7,237		8,020		783
Net income before taxes				7,197		7,651		453
Net income				3,809		4.136		326*
Profits brought forward				3,389		6,940		3,551
Unappropriated profits				7,198		11,076		3,878

* Concerning the discrepancies at the time of changes to the accounting principles in accordance with the introduction of a retirement allowance accounting principle (409million yen), such was collectively treated in this term. As a result, net income increased by 8.5% over the previous term, to 4.136 billion yen.

Cash Flow Statement						
(Unit: Million yen)						
Subject				Previous Period (00/2-01/1)		The Period (01/2-02/1)
Cash Flow from Operation				4,609		10,118*
Cash Flow from Investment Activity				(11,005)		(3,775)*
Cash Flow from Financial Activity				5,781		(6,216)*
Conversion Balance of Cash and Cash Equivalents				-		11
Increment (decrement) of Cash and Cash Equivalents				(614)		137
Cash and Cash Equivalents in the beginning of the term				1,347		733
Cash and Cash Equivalents in the end of the term				733		870

*Concurrent with the increase in pre-tax net income, depreciation expenses and purchase debts, cash flow from operations increased vastly. Additionally, funds procurement through liquidation of credits (sales of security deposits) was performed during the term. The funds obtained thereby were appropriated to further facilities investments and repayment of liabilities with interest.

State of Shares (as of January 31, 2002)

Total number of shares authorized to be issued by the Company:

45,768,000 shares

Total number of shares issued and outstanding

34,437,000 shares

(Notes)

1. 6,000 new shares were issued by exercising warrants for the 3rd round of unsecured bonds with warrants dated July 31, 2001, and the total number of shares issued and outstanding came to 11,479,000.

2. With the share split dated November 20, 2001 (one share was split to three shares), the total number of shares issued and outstanding came to 34,437,000.

Number of shareholders: 3,779

Major Shareholders:

Name	Number Ratio of Shares Held (shares)		Shareholding(%)
TRU, Inc.	16,452,000		47,77
McDonald's Co. (Japan), Ltd.	3,813,000	11.07	
Japan Trustee Services Bank, Ltd. (trust account)	1,021,900	2.96	
UFJ Trust & Banking Co., Ltd. (retirement allowance trust McDonald's Co. (Japan) account)	945,000	2.74	
The Mitsubishi Trust and Banking Corporation (trust account)	842,800	2.44	
UFJ Trust & Banking Co., Ltd. (trust account A)	649,000	1.88	
The Chase Manhattan Bank, NA London SL omnibus account	646,700	1.87	
The Dai-ichi Mutual Life Insurance Company special account	607,800	1.76	
Asset Management Service Trust Bank, Ltd. (pension trust account)	554,500	1.61	
United Nations for the United Corporations			

Joint Staff Pensions Fund a UN Organ	450,000	1.30

Company Profile

Trade name:	Toys"R"Us-Japan, Ltd.
Established:	November 21, 1989
Capital:	6.03395 billion yen
Number of Employees	924 (as of January 31, 2002)
Business:	Selling a range of goods for children, including toys, childcare goods, children's clothing, stationery, school supplies, and sporting goods

Board of Directors and Auditors:

John Barbour (newly appointed) Representative Director and Chairman of the Board

Den Fujita	Representative Director and Vice Chairman of the Board
Manabu Tazaki	Representative Director and President
Shigehiko Ozawa	Vice President
Koji Iida	Director
Yasuo Shino	Statutory Auditor
Mutsuhira Toyoda	Auditor
Noritaka Moriuchi	Auditor

Shareholders' Memo

Book-Closing Term: January 31

Ordinary General Meeting of Shareholders During April

Record Date: Ordinary General Meeting of Shareholders January 31

Dividends January 31

Interim Dividends July 31 (if declared)

Transfer Agent: The UFJ Trust & Banking Co., Ltd.

03-5683-5111 (key number)

For the request of procedures form related to shares:

Tel. (toll free) 0120-24-4479

(head office, Securities Department)

0120-68-4479

(Osaka branch, Securities Department)

Internet Home Page http://www.ufjtrustbank.co.jp/

(Balance Sheet and Income Statement are displayed on this homepage)

Number of Shares per One Unit (*tangen*) 100 shares

Public Notice Printing Paper: Nihon Keizai Shimbun

Internet Home Page http://www.toysrus.co.jp/truj/

*The trade name of the Transfer Agent, the Toyo Trust & Banking Co., Ltd was changed to the UFJ Trust & Banking Co., Ltd., as of January 15, 2002.

Toys"R"Us-Japan Ltd.
Solid Square West Tower
580, Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa
TEL:044-549-9072

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(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

November 20, 2001

Re: Notice Concerning Establishment of Shareholder Special Benefits Plan

To Whom it May Concern:

At the Board of Directors Meeting of the Company held on November 20, 2001, concerning establishment of a shareholder special benefits plan, we resolved as follows, and we hereby give you notice of said.

1. Method of shareholder special benefits

For shareholders and virtual shareholders as of January 31 of every year, a Toys"R"Us Gift Card shall be issued in accordance with the following standards:

(1) Compliment standard

For shareholders who own more than 100 shares (one unit), a flat sum equivalent to ¥3,000 (3 ¥1,000 cards) Toys"R"Us Gift Card will be presented.

(2) Usage method

There is no restriction on the use of the Toys"R"Us Gift Card, and the simultaneous use of such with cash or use of the Toys"R"Us Gift Card alone is possible

for the payment of purchases.

(3) Validation limit

none

(4) Handling stores

All stores operated by the Company (as of November 20, 2001: 118 stores)

2. Implementation commencement period

This will be first implemented for shareholders listed in the shareholders' register and virtual shareholders' register on January 31, 2002.

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(Translation)

March 25, 2002

Securities code: 7645

Toys"R"Us-Japan Ltd., Account Settlement Status for January 2002 Term

Growth in Revenue and Profits Achieved, and Positive Growth in Net Sales for Existing Stores

We are hereby reporting concerning the settlement of accounts for the January 2002 Term (February 1, 2001 to January 31, 2002) of Toys"R"Us-Japan, Ltd. [head office: Kawasaki-shi, Kanagawa, Representative Director and President: Manabu Tazaki].

[The Business Report is stated as below, and an accounting briefing note is attached separately]

Additionally, it is determined that there will be a ¥10 dividend per share, and a stock buyback will be proposed at the upcoming Ordinary General Meeting of Shareholders.

Business results and business report for the January 2002 Term

In the midst of severe economic surroundings, the Company was able to achieve growth in revenue and profits for three consecutive years with sales of ¥175.255 billion (up 13.3% compared to the previous term), ordinary income of ¥8.02 billion (up 10.8%), and net income of ¥4.136 billion (up 8.6%) by implementation of a full-fledged store management policy with sales specializing in the category of goods etc., for babies and children. In addition, we achieved sales in existing stores of 101.7% compared to the previous year. The result has been a further expansion in the Company's market share in its business sector due to this.

For the store expansion, which was the engine of growth in revenue and profits, we succeeded in opening nine new stores (as of January 31, 2002: 120 stores

nationwide) through constant openings, and made one step forward toward our new target of "200 stores in operation by the year 2010." On top of this, we introduced "Concept Japan"--a new form of store pursuing customer convenience that we have been introducing aggressively since year before last--into all our new stores in this Term as well. As for existing stores, we renovated the Arakawa-oki and Natori Stores, thus raising their draw.

For the merchandising aspect, we were quite able to sell hot products, as epitomized by Bey Blade, the video game player, and the Company developed the great strength of *having the capability of selling* products that customers request, and in particular, of being capable of securing said at peak seasons such as Christmas and New Years Day.

Additionally, by attempting expansion aggressive with such things as broadening and upgrading its product lineup of original products (private brand products, Toys"R"Us-only products), and the introduction to all stores of "Girl Stuff," which handles cosmetics, goods and accessories for primary and junior high school girls, and "Animal Alley," which handles realistic and high quality stuffed animals, the proportion made up by original products reached 11.0%, which surpasses the target by half a point. We will continue to strive for the broadening and upgrading of our original products in the next term and thereafter, thereby contributing to an improved profit ratio and differentiating ourselves from other companies over the long run.

This was a very unusual year, such as has never been seen in the past, with three types of popular video game machines, "PlayStation 2," "Game Cube" and "Game Boy Advance" coming out at once, and this affected the total sales profit ratio; however, we strove to have complete inventory of products, and the proportion made up by original products increased, so the Company succeeded in establishing a foundation for steady and stable growth in the middle and long perspective, and toward even further expansion of market share.

Strategies and business results predictions for the January 2003 Term

In order to further increase our competitive advantage and maintain stable growth in the middle and long perspective, the Company will position the "expansion of store opening areas" "from single business type to multiple business types" as tasks for its middle-and-long term future strategy, and, as this is the first year of the new

challenge, the following strategy will be undertaken as a top priority.

[Plan for New Store Openings]

We are planning to open twelve new Toys"R"Us Stores during the January 2003 Term.

[Opening of Standalone Babies"R"Us Stores]

With our goal of being the No. 1 general baby special store in Japan both in name and practice, we are planning this year to open one to two Standalone Babies"R"Us Stores handling general baby goods targeting 0-year-old (maternity) to 3-year-old children.

US Toys"R"Us has expanded its Babies"R"Us stores, which already occupies the No. 1 baby market share inside the US, to as many as 167 stores (as of March 14, 2002), and has gained a very good reputation from customers.

As a new successor business type to the Toys"R"Us Stores, we are going to attempt to expand to a great number of standalone Babies"R"Us Stores from now on as an engine for the growth of the Company.

We will report on business expansion details as soon as they are determined.

[Expansion of the proportion made up by original products]

For the purpose of differentiating ourselves from competitors and improving our profit ratio, we set the target of the proportion to be made up by original products at 15%, and have been aggressively attempting the continuous introduction of products.

[Expansion of direct transactions]

We will attempt to raise the proportion of direct transactions with our transaction partners, thus aggressively promoting the improvement of our profit ratio, and then return the benefits to customers.

Through these aggressive approaches, we predict for the whole term sales of ¥187 billion (up 6.7% compared to the previous term), ordinary income of ¥8.6 billion (up 7.2%), and net income of¥4.5 billion (up 8.8%) as the business results for the January 2003 Term.

Dividend policy

Concerning dividends, in order to reinforce the health of the business even further and secure the revenue basis, as well as attempting the retention of earnings, regarding the implementation of continuous stable dividends as the standard, we decided to propose a dividend 10 yen per share at the upcoming Ordinary General Meeting of Shareholders. Concerning the next term, in accordance with our policy of performing aggressive return of benefits for cash flow in excess of capital investment funding, it is planned that the dividend will be 20 yen per share (a 10 yen increase).

Stock Buyback

In order to enable the flexible execution of our capital policy, pursuant to the provisions of Article 210 of the Commercial Code, we have decided to propose that we do a stock buyback of 700,000 ordinary Company shares at a total acquisition cost of 2.5 billion yen at the upcoming Ordinary General Meeting of Shareholders.

Inquiries concerning this matter

Toys"R"-Us Japan Ltd. Haruna, Shimobe

TEL: 044-549-9072

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(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

March 25, 2002

Re: Notice Concerning Stock Buyback
(Acquisition of Reacquired Stock pursuant to the provision of Article 210 of Commercial Code)

To Whom it May Concern:

We resolved, at the Board of Directors Meeting of the Company held on March 25, 2002, to do a stock buyback pursuant to the provisions of Article 210 of the Commercial Code, and we hereby give you notice of said.

1. Reason for buyback

We shall do the stock buyback in order to enable the flexible execution of capital policy through possession of said as treasury stock.

2. Details of buyback

(1) Types of shares acquired ordinary shares of the Company

(2) Total number of shares to be acquired

up to 700,000 shares (occupying total number of issued and outstanding shares 2.03%)

(3) Total amount of acquisition value of shares

up to 2.5 billion yen

(Note) The above decision is subject to the approval and passing of "Concerning the Stock Buyback" at the 14th Term Ordinary General Meeting of Shareholders that is planned to be held on April 25, 2002 (Thursday).

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(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

April 8, 2002

Re: Notice Concerning Stock Options (additional matters)

To Whom it May Concern:

In the "Notice Concerning Stock Options" dated March 25, 2002, the "condition for the execution of stock options" and "events of extinction and conditions for stock options" were confirmed, and we hereby give you notice of said.

2. Outlines for issuance of stock options
(6) Conditions for exercise of stock options
(i) Stock option holders shall be required to be in the status of Director, Auditor or employee of the Company at the time of exercise of rights. However, this shall not apply to resignations due to the expiration of tenure, mandatory resignation and other cases recognized to have justifiable reason by the Board of Directors.
(ii) Stock option holders shall be required not to have been announced as bankrupt or to have received disciplinary actions more severe than salary cut in accordance with the work rules of the Company at the time of exercise of rights.

(7) Events of extinction and conditions for stock options

(i) In case a merger agreement is approved in which the Company will be the expiring corporation, concerning the bill of approval of the share exchange agreement and the bill of share transfer, which make the Company a 100% subsidiary, if such is approved at the General Meeting of Shareholders, by resolution of a Board of Directors Meeting, all stock options possessed by the relevant stock option holders shall be extinguished for no value.

(ii) If the stock option holders become unable to exercise the stock options before the exercise, due to loss of status as Directors, Auditors or employees of the Company, or in case of having undergone the announcement of bankruptcy, or having undergone disciplinary actions more severe than salary cut in accordance with the work rules of the Company, by resolution of a Board of Directors Meeting, all stock options possessed by the relevant stock option holders shall be extinguished for no value.

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(Translation)

April 10, 2002

Manabu Tazaki
President and Representative Director
Toys"R"Us-Japan,Ltd.
Solid Square West Towar
580 Horikawa-cho, Saiwaiku
Kawasaki-shi, Kanagawa-ken

Notice of Convocation of the 13th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby notify you that we will hold the 13th Ordinary General Meeting of Shareholders of Toys"R"Us-Japan,Ltd.("Company") as follws:

1. Date and Time
   April 25, 2002(Thursday) 11:00a.m.

2. Place
   Hotel Nikko Tokyo 1st floor Room "Apollon"
   1-9-1 Daiba Minato-ku Tokyo, Japan

3.Purpose of the Meeting
   Item to be reported
   Business Report, Balance Sheet, and Income Statement for the 14th financial term (February 1, 2001 through January 31, 2002)

   Item to be resolved
   First Item of Business
   To approve the proposed appropriation of profits for the fourteenth fiscal year
   Second Item of Business

To approve repurchase of the Company's shares

Third Item of Business

To amend certain provisions of the Articles of Incorporation of the Company

Fourth Item of Business

To elect five Directors of the Company

Fifth Item of Business

To issue stock warrants to persons other than shareholders on especially favorable terms

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(Translation)

April 25, 2002

Manabu Tazaki, Representative Director and President

Toys"R"Us-Japan, Ltd.
Solid Square West Tower
580, Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa

Re: Notice of Resolutions at the 14th Term Ordinary General Meeting of Shareholders

To Shareholders:

Greetings:

We are pleased at your continuing success.

We hereby give you notice of the reports and resolutions at the 14th Term Ordinary General Meeting of Shareholders that was held today, as below.

Sincerely,

Matters Reported	Matter of reporting of the business report, balance sheet and income statement for the 14th Term (February 1, 2001 to January 31, 2002). As for this matter, the details of the abovementioned accounting documents were reported.
Matters Resolved	
Motion No.1	Matter of approval of the 14th Term profit disposition

	draft This matter was approved and passed as per the original draft, and the profit dividend was determined to be 10 yen per share.
Motion No.2	Matter of stock buyback This matter was approved and passed as per the original draft.
Motion No.3	Matter of amendment of a part of the Articles of Incorporation This matter was approved and passed as per the original draft.
Motion No.4	Matter of selection of five Directors This matter was approved and passed as per the original draft. Mr. Den Fujita, Mr. Manabu Tazaki, Mr. Shigehiko Ozawa, Mr. Koji Iida were re-elected and reappointed respectively as Directors, and Mr. John Barbour was newly elected and appointed.
Motion No.5	Matter of issuing stock options for persons other than shareholders with especially advantageous conditions This matter was approved and passed as per the original draft.

The Company decided to place the balance sheet and income statement on the homepage (http://www.toysrus.co.jp/truj/) of the Company in place of a accounting public notice from this Term, and we hereby give you notice of said.

Concerning the payment of dividends

1. For persons who designate transfer to financial institutions, we performed remittance procedures as stated in the enclosed "Profit Dividend Statement" and "Concerning The Confirmation Of Remittance Address for Dividends," so please confirm said.

2. For persons who do not designate transfer to financial institutions, please receive the dividend with the enclosed "Postal Transfer Payment Notification," within the payment period (April 26, 2002 to May 31, 2002) at the nearest post office. If you have

a savings account in banks, etc., it is possible to deposit the money into the bank account if you take the "Postal Transfer Payment Notification" to the window of the relevant bank, etc. Additionally, concerning payments after the lapse of the post office payment period, such will be handled by UFJ Trust & Banking Co., Ltd.

Upon receipt of said, please see the instructions stated on the back of the "Postal Transfer Payment Notification."

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(Translation)

Shareholders Correspondence Vol.3

15th Semi-Annual Business Report
for the period
February 1, 2002 to July 31, 2002
Toys"R"Us-Japan Ltd.

[Questions to the President]

Q: Please comment on the business results for the current interim term and the prospects for the entire fiscal year.

A: In the interim term, in addition to the improvement of recognition that "Toys are in Toys"R"Us," execution of various events and promotions at storefronts proceeded well, and the number of visiting customers increased. Additionally, we attempted improvement of our gross margin rate by active deployment of original products, which have high profit rates, and through promotion of direct transactions, etc.; however, we felt the effects of the decline of customer transactions, due to stagnancy of individual consumption and decrease of product unit prices overall, and as a result sales increased by 3.3% over the previous interim term to 703.81 million yen, with interim net income decreasing 0.1% to 3.31 million yen.

Due to the distinctiveness of our business, sales for the second half rose largely above those of the first half; however, as severe management circumstances are expected to continue, we will pursue our particular strength further, that is, the capability of providing the products customers request, and continuously holding various events and increase draw; meanwhile, as we attempt to increase customer transactions, we are providing products that feel like a bargain. On top of this, continuing with our opening of new Toys"R"Us stores, we opened four new stores during the interim term, and in the second half nine more stores will be newly opened, with the number for the entire term at thirteen, above initial projections. Additionally, we are going to launch "Babies"R"Us" stores, which we have been developing as in-shops inside Toys"R"Us stores, as standalone stores. I think the deployment of "Babies"R"Us," by which we can expect constant sales throughout the year, can contribute to the normalization of sales differences between the first and second halves. Through such activities, we are predicting positive business results for the entire fiscal year with sales of ¥18 million, ordinary income of 8.1 billion yen, and net income ¥4.3 billion yen, and will achieve growth in revenue and profits for the fourth consecutive year.

Q: You have described the stores as "Entertainment Toy Stores." How are you going to improve the value of the stores in the future?

A: I believe that all our employees have internalized our management policy of "everyday low prices" "wide variety of merchandise" and "good in-stock position," and pursuing business will naturally lead to growth in the value of the stores and I think

this is proven by the increases in numbers of visiting customers and steady growth due to the various measures we have performed.

However, not merely satisfied with these results, I would like to raise the value of stores further and further in the future. As a measure of this, in the aspect of bricks n' mortar, we have been continuously introducing the new "Concept Japan" store format, an easy-to-see and easy-to-understand store format with a guiding line that has been devised for customers, different from the previous style, which amounted to a piling up and displaying of products from the floor to quite a high level. For the intangible aspect, to answer expectations of customers—that there is something fun to be seen in the stores--we will be holding events and promotions, and on top of this we will be considering even further the improvement of our services through posting staff with expert knowledge and introducing the "CS Associates" customer service expert staff.

Considering the fact that everyone reaches adulthood through the experience of playing with them, toys are indispensable things for every generation. I would like customers who visit our stores to be reminded of the toys with which they played in their childhood and recapture the feeling of that time, and especially for small children, who will make the acquaintance of toys from here on, I would like them to cherish their feeling of excitement when they see unknown toys at Toys"R"Us, and spend fun times at Toys"R"Us even after they grow up. For this purpose, we will realize the creation of stores where customers can look, touch and enjoy themselves, always with new discoveries and fun shopping, and have a feeling that they "would like to visit Toys"R"Us again."

Q: Looking at the results of surveys, how will you respond to individual investors?
A: I am very thankful again for the fact that there are many families of customers, and customers using our stores over generations. I am also very glad that there are many shareholders with keen interest in our strategies and business results, and who have purchased shares for their long-term holdings based on evaluations of our future prospects, and so I can feel a swelling up of expectations for our company. At the same time, we are getting some severe comments, and we will take these seriously, and use them for the reference of future management, as well as promptly improving the points to be improved.

I think to maintain stable growth is to respond to the expectations of shareholders. I

myself and all our employees will make our best efforts perform timely disclosure and make shareholders understand our company well and become bigger fans. Please give us your continued support for the duration--as shareholders and customers who will come and play at Toys"R"Us stores.

Introducing Babies"R"Us
Debut of Standalone Babies"R"Us Stores!
A Comfort Discovery Place for Mother and Baby

The Babies"R"Us Shinurayasu Store" will open within the year as a standalone "Babies"R"Us store No. 1. Aiming at being the No. 1 general baby store in the baby market, with the concept of "We would like to make the 21st C the century of children," through such various services as a baby registry system, sales in hospitals and maternity hospitals, consulting for maternity and baby care, we will develop this as an engine for new growth of the Company.

Basic concept
We would like to make the 21st C the century of children

Target
0 (maternity) to 3 years old

Strategies
Three promises
World Quality
We will constantly stock over 12,000 items, rigorously selected from all over the world
Baby Specialists
Staff with expert knowledge will welcome customers
Community Space
We will actively hold store events such as lectures on child birth preparations.

Introduction of Baby Registry System

This is the service whereby mothers in pregnancy can list and register for baby care goods needed after child birth, and let relatives and close friends know beforehand of the products they want. This is a useful system to avoid duplicate childbirth gifts presented after childbirth, and also for persons giving the gifts, it becomes possible to give the products wanted by those giving birth.

Spread of business activities to hospitals and maternity hospitals

The Company's staff will implement operational activities directly at hospitals and maternity hospitals inside the territory of their stores.

- We will install pamphlets to introduce "Babies"R"Us stores and guidebooks on how to select baby goods in waiting rooms for visiting patients.
- We will add "Babies"R"Us" pamphlets in "hospital check-out packages," which are taken by mothers leaving hospitals after childbirth at hospitals and maternity hospitals inside the territory of our stores.

Through these sales activities, not only will the recognition level of "Babies"R"Us" be raised, but also the information required by customers can be provided sooner.

Future Direction

We are planning an expansion of multiple stores, and to develop it as an engine for the growth of the Company, as a successor to "Toys"R"Us."

Business Report

Points for Focus in the Interim Term:

We opened four new stores, bringing the total number of stores to 124 in the interim term. In response to the requirements of customers we attempted expansion of products and of original products, and focused our product lineup. At the same time, we implemented various events centering on stores, such as pre-sales or experience meetings in cooperation with publishing companies, manufacturers, film companies, department stores, and increased draw. We also renewed store staff uniforms, and strove for consciousness of improving customer services, as well as performing expansion of the posting of expert customer service staff (CS Associates), and thus made efforts to provide a pleasant shopping space. Moreover, in order to improve our profit ratio, we undertook the aggressive deployment of original products, the promotion of direct trade with manufacturers and cost reductions for sales and general administration.

Business Results of the Current Interim Term and the Prospect for the Entire Fiscal Year

In the current interim term, with the severe situation characterized by such things as the chilling of the consumer mindset, the decline of customer transactions due to the penetration of deflation, we performed our sales activities actively, with sales increasing by 3.3% over the previous interim term to 70.381 billion yen; however, ordinary income decreased by 7.8% to 848 million yen over the previous interim term, and net income also decreased by 0.1% to 331 million yen. We consider that the severe management environment will continue in the second half as well, but nevertheless, we will implement various measures to improve the value of our stores in addition to those taken in the first half. And we are predicting by said the forth consecutive year of growth in revenue and profits for the entire fiscal year, with sales of 183 billion yen, ordinary income of 8.1 billion yen and net income 4.3 billion yen.

Further Strategies

Concerning the Babies"R"Us business, commencing with the opening of standalone store No.1, we will attempt an expansion with multiple stores, and we will develop this as an engine for new growth of the Company, striving to become the No. 1

general baby store in the baby market. We will continue to expand aggressively the store network of Toys"R"Us stores, including opening stores in metropolitan areas. In terms of products, we will differentiate ourselves from competitors in the meanwhile improving our profit ratio by aggressively attempting the continuous introduction of original products. Additionally, by introducing combination sales of products and project-products such as *"R"Gift*, which give customers the feeling of being a bargain, we are attempting the improvement of customer transactions. Additionally, to promote store visits, we will implement various events particular to Toys"R"Us, such as holding "Toys"R"Us Toy Festa 2002 at Toshimaen" and continuously attempt to increase draw. We will attempt the improvement of customer satisfaction levels in the aspect of customer service by such things as further expansion of the posting of expert customer service staff (CS Associates).

From now on as well, we will always think to make stores that customers will support, and maintain steady and stable growth.

Interim Financial Statements (Summary)

Balance Sheet			
(Unit: Million yen)			
Subject	End of the Previous Period (02/1)	End of the interim Period (02/7)	Amount of Change
ASSETS			
Total Current of Assets:	30,348	35,455	5,107
Fixed Assets:	67,379	68,243	864
Tangible Fixed Assets:	28,819	29,300	481
Intangible Fixed Assets:	776	973	197
Investments and Other Assets:	37,783	37,969	186
TOTAL ASSETS:	97,727	103,698	5,971*
LIABILITIES			
Current Liabilities:	50,936	57,383	6,447
Fixed Liabilities:	19,947	9,495	(452)
TOTAL LIABILITIES:	70,884	76,878	5,994
SHAREHOLDERS' EQUITY			
Common Stock:	6,033	6,034	1
Legal Capital Reserve:	9,516	9,516	-
Other Retained Earnings:	11,293	11,270	(23)
Other Revaluation of Securities	0	0	(0)
Treasury Stock	(1)	(1)	(0)
TOTAL SHAREHOLDER'S EQUITY	26,843	26,820	(23)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY:	97,727	103,698	5,971*

* Inventories were secured for a summer vacation sales battle, which made the numbers in inventories increase, and the current assets increased by 5.107 billion yen. Due to the character of the business, since there is the seasonal change of an increase in sales in the second half, and there is tendency for current assets (mainly inventories) to increase at the end of the interim term in preparation for the sales increase in the second half. Due to such factors, total assets increased by 5.971 billion yen to 103.698 billion yen.

Income Statement			
(Unit: Million yen)			
Subject	Previous Interim Period (01/2-01/7)	Interim Period (02/2-02/7)	Amount of Change
Sales:	68,115	70,381	2,266*
Operating revenues	1,204	1,065	(139)
Ordinary profit	920	848	(72)
Net income before taxes	867	853	(14)
Net income	331	331	(0)
Profits brought forward	6,940	10,702	3,762
Interim non-appropriated profits	7,272	11,033	3,761

* Due to decline of product unit prices, etc., there was a decline in per customer transactions; however, as a result of such aggressive sales activities as attempting the expansion of original products, sales increased by 3.3% over the previous interim term to 70.381 million yen and the sales total profit ratio also improved.

Cash Flow Statement		
(Unit: Million yen)		
Subject	Previous Interim Period (01/02-01/7)	Interim Period (02/2-02/7)
Cash Flow from Operation	(11,791)	(14,834)*
Cash Flow from Investment Activity	235	(2,318)*
Cash Flow from Financial Activity	11,867	17,091
Conversion Balance of Cash and Cash Equivalents	16	-
Increment (decrement) of Cash and Cash Equivalents	327	(61)
Cash and Cash Equivalents in the beginning of the term	733	870
Cash and Cash Equivalents in the end of the term	1,061	809

*Since operational expenditures for sales in the second half overlap the following first half, and moreover most of the corporate taxes, etc., for the previous term are paid in the following first half, cash flow from operations in the first half are usually negative.

Expenditures due to acquisition of fixed assets and deposits of security moneys became major factors, turning negative to the tune of 2.318 billion yen.

Shareholders' Memo

Book-Closing Term:	January 31
Ordinary General Meeting of Shareholders	During April
Record Date: Ordinary General Meeting of Shareholders	January 31
Dividends	January 31
Interim Dividends	July 31 (if declared)

Transfer Agent: The UFJ Trust & Banking Co., Ltd.

03-5683-5111 (key number)

For the request of procedures form related to shares:

Tel. (toll free) 0120-24-4479

(head office, Securities Department)

0120-68-4479

(Osaka branch, Securities Department)

Internet Home Page http://www.ufjtrustbank.co.jp/

Number of Shares of One Unit (*tangen*) 100 shares

Public Notice Printing Paper: Nihon Keizai Shimbun

Internet Home Page http://www.toysrus.co.jp/truj/

(Balance Sheet and Income Statement are displayed on this homepage)

Toys"R"Us-Japan Ltd.
Solid Square West Tower
580, Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa
Tel: 044-549-9072

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14

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

June 13, 2002

Re: Notice Concerning Stock Buyback Market Purchase

To Whom it May Concern:

The Company implemented a market purchase for the stock buyback as follows pursuant to the provisions of Article 210 of the Commercial Code with regard to the shares of the Company, and we hereby give you notice of said.

1. Purchase period April 25, 2002 to May 31, 2002
2. Number of purchased shares 0 shares
3. Total amount of purchased shares 0 yen
4. Purchase method Purchase on the JASDAQ market performed in accordance with the rules of the Japan Securities Dealers Association

[reference]

1. Authorization status at the Ordinary General Meeting of Shareholders held on April 25, 2002

- Types of shares acquired ordinary shares
- Total number of shares to be acquired

up to 700,000 shares

- Total acquisition value of shares

up to 2.5 billion yen

2. Cumulative total of reacquired stock purchased by May 31, 2002

- Number of purchased shares 0 shares
- Total amount of purchased shares 0 yen

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03 MAR 10 AM 7:21

15

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

June 19, 2002

Re: Notice Concerning Allocation of Stock Options

To Whom it May Concern:

At the Board of Directors Meeting held on June 19, 2002, the Company decided the details of the stock options issued in accordance with Article 280.20, 280.21 of the Commercial Code and resolution of Ordinary General Meeting of Shareholders, and we hereby give you notice of said.

1. issue date July 1, 2002
2. number issued 2,922
3. issue par zero value
4. types and numbers of shares that are targets of stock options

   292,200 shares of ordinary stock of the Company (number of shares that are the target of a single stock option: 100 shares)

5. Amount to be paid upon the exercise of stock options

   to be ascertained on July 1, 2002

6. Total amount of ordinary stock of the Company issued or transferred due to the exercise of stock options

to be ascertained on July 1, 2002

7. Issuance of stock option certificates

Stock option certificates will be issued only when so requested by stock option holders.

8. In case of issuance of ordinary stock of the Company anew due to the exercise of stock options, the amount that is not to be incorporated into capital out of the issue par of the relevant stock

Amount of issue par per share (ascertained on July 1, 2002) less the amount that is to be incorporated into capital. The amount that is to be incorporated into capital shall be the amount found by multiplying 0.5 by issue par per share, and fractional numbers of less than ¥1 as a result of calculations shall be rounded up.

9. Number and breakdown of persons for solicitation

This shall be allocated to a total 278 Directors and employees of the Company

[reference]

(1) Resolution date of Board of Directors Meeting for proposing the motion to Ordinary General Meeting of Shareholders

March 25, 2002

(2) Resolution date for Ordinary General Meeting of Shareholders

April 25, 2002

(3) Stock option exercise period April 26, 2004 to April 25, 2007

* Though the issuance number of stock options was resolved at Ordinary General Meeting of Shareholders 2,932, please allow us to complete the issuance of stock options relating to the relevant resolution at the Ordinary General Meeting of Shareholders with the issuance on this occasion.

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Kaoru Wakabayashi, Managing Director,
Personnel Affairs and General Affairs Dept.
044-549-9080

July 1, 2002

Re: Notice of Determination of Amount Paid, etc., for Stock Options

To Whom it May Concern:

The amount that is to be paid at the exercise of stock options in accordance with the resolution of Board of Directors Meeting convened on June 19, 2002, and the like was ascertained today, and we hereby give you notice of said.

1. issue date July 1, 2002
2. number issued 2,922
[in case events of stock option extinction apply and said are extinguished, the number of stock options will decrease]
3. types and numbers of shares that are targets of stock options

292,200 shares of ordinary stock of the Company (number of shares that are the target of a single stock option: 100 shares)

4. Amount to be paid at the exercise of stock options
¥286,400

(per share ¥2,864)

This is the amount obtained by multiplying the amount of the average value of the selling price of the ordinary stock of the Company on each day of June, 2002 (excluding days when transactions were not performed) which was publicized by the Japan Securities Dealers Association (fractional numbers of less than ¥1 as a result of calculations shall be rounded up; hereinafter referred to as the "amount paid"), by number of shares that are the target of a single stock option.

5. Total amount of ordinary stock of the Company issued or transferred due to the exercise of stock options.

¥836,860,800

6. In case of the issuance of ordinary stock of the Company anew due to the exercise of stock options, the amount that is to be incorporated into capital out of the issue par of the relevant stock

per share ¥1,432

[reference]

(1) Resolution date of Board of Directors Meeting for proposing the motion to Ordinary General Meeting of Shareholders

March 25, 2002

(2) Resolution date for Ordinary General Meeting of Shareholders

April 25, 2002

(3) Stock option exercise period April 26, 2004 to April 25, 2007

* Though the issuance number of stock options was resolved at Ordinary General Meeting of Shareholders 2,932, please allow us to complete the issuance of stock options relating to the relevant resolution at the Ordinary General Meeting of Shareholders with the issuance on this occasion.

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03 MAR 10 AM 7:21

17

(Translation)

September 12, 2002

[Press Release]

Toys"R"Us-Japan Ltd., Semi-Annual Settlement of Accounts Business Report for January 2003 Term

We hereby are reporting concerning the interim term settlement of accounts for the January 2003 Term (February 1, 2002 to January 31, 2003) of Toys"R"Us-Japan, Ltd. [head office: Kawasaki-shi, Kanagawa, Representative Director and President: Manabu Tazaki].

[The Business Report is stated as below, and an accounting briefing note is attached separately]

General Overview

Concerning the business results for the interim term (February 1, 2002 to July 31, 2002), due to steady store expansion and promotion of store visits with various kinds of events, etc., the number of customers visiting existing stores increased compared to the previous year, and revenue increase was achieved of sales of ¥70.381 billion yen (up 3.3% compared to the previous interim term), and improvements of gross profit margins were also achieved; however, primarily due to the decline in customer transactions because of the decline of single value per single object, although we attempted a reduction of expenses, our ordinary income results were ¥848 million (down 7. 8%), and interim term net profits were ¥331 million (down 0.1%).

For the second half of the current term (August 1, 2002 to January 31, 2003), based on our understanding of the continuation of the management environment during the interim term, we will attempt new store openings, sales expansions at Christmas and New Years seasons, and perform actions such as aggressive holding of various events, deployment of project-products toward the increase of single value for single object. Through said we are predicting growth in revenue and profits for the fourth consecutive year with sales of ¥183,000 million (up 4.4% compared to previous term), ordinary income of ¥8,100 million (up 1.0%), and net income of ¥4,300 million

(up 4.0%)

Business reports for the interim term

For our store expansion, we have aggressively performed expansion of our store network, and the number of Toys"R"Us stores at the end of the interim term reached 124, including the newly-opened four stores. As for products, although a decline of customer transactions was evident because of the overall decline of single value for single object, we focused on our product lineup through such things as attempting the expansion and fulfillment of products requested by customers and original products. We also implemented various events centered on stores and attempted to increase draw in cooperation with business customer companies. In the profit aspect, we improved the total sales profit ratio by such things as aggressive deployment of original products, promotion of direct trade with manufacturers, and reduction of sales and general administrative costs. In the aspect of customer service, we expanded posting of expert customer service staff (CS Associates) in stores, and attempted the provision of a pleasant shopping environment for customers.

Strategies for the second half of the Term

It is predicted that the severe operating environment will also continue throughout the second half period, and the Company will attempt to differentiate itself from other competitors, targeting maintenance of steady and stable growth, and thus attempting to create stores that customers support. Concerning store expansion, a steady expansion of the store network is planned to be performed continuously, and thirteen new Toys"R"Us stores will be opened, along with one new Babies"R"Us store (standalone "Babies"R"Us Shinurayasu Store" No. 1). Concerning the Babies"R"Us business, through such various services as consulting for maternity and baby care, based on the concept of "We would like to make the 21st C the century of children," we will install it as an engine of growth for the Company and attempt to become the No.1 general baby store in the baby market.

We will build up the strength of the Company in terms of products so that we can secure the ones that customers request, as well as aggressively performing continuous introduction of original products, and thus attempt to differentiate ourselves from other competitors and improve our profit ratio. Additionally, by introducing combination sales of products and project-products such as *"R"Gift*, which give customers the feeling of being a bargain, we are attempting the improvement of customer transactions. Additionally, to promote store visits, we will implement various

events particular to Toys"R"Us, such as holding "Toys"R"Us Toy Festa 2002 at Toshimaen"--in its third year this year--and continuously attempt to increase draw.

We will attempt the improvement of customer satisfaction levels in the aspect of customer service by such things as further expansion of the posting of expert customer service staff (CS Associates).

Inquiries concerning this matter
Toys"R"-Us Japan Ltd. Haruna, Shimobe
TEL: 044-549-9072

Toys"R"Us-Japan Ltd.
Solid Square West Tower, 580, Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa 212-8566

(18)

(Translation)

Toys"R"Us-Japan Ltd.
Manabu Tazaki, Representative Director
(registered issues-code7645)

Contact
Tatsuyoshi Hirano, Manager
Management Planning Dept.
044-549-9072

October 11, 2002

Re: Notice Concerning Stock Buyback Market Purchase

To Whom it May Concern:

The Company implemented a market purchase for the stock buyback as follows pursuant to the provisions of Article 210 of the Commercial Code with regard to the shares of the Company, and we hereby give you notice of said.

1. Purchase period September 13, 2002 to October 11, 2002
2. Number of purchased shares 86,900 shares
3. Total amount of purchased shares 162,537,000 yen
4, Purchase method Purchase on the JASDAQ market performed in accordance with the rules of the Japan Securities Dealers Association

[reference]
1. Authorization status at the Ordinary General Meeting of Shareholders held on April 25, 2002
- Types of shares acquired ordinary shares
- Total number of shares to be acquired
up to 700,000 shares

- Total acquisition value of shares

up to 2.5 billion yen

2. Cumulative total of reacquired stock purchased by October 11, 2002

- Number of purchased shares 86,900 shares
- Total amount of purchased shares 162,537,000 yen